Exhibit 99.2

ASML 2012 Third Quarter Results

Q3 results in line with guidance

ASML to acquire Cymer

Veldhoven, the Netherlands

October 17, 2012

Safe Harbor

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17 October 2012

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: this press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, as they relate to Cymer or ASML, this transaction or the expected benefits of this transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. We use words such as

“anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements.

These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of ASML and Cymer, and readers should not place undue reliance on them. Actual results or developments may differ materially from those in the forward-looking statements. These forward looking statements are subject to risks and uncertainties, including the inability to obtain Cymer shareholder approval or regulatory approval for this transaction, the satisfaction of other conditions to the closing of the transaction, the possibility that the length of time necessary to consummate this transaction may be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with integrating the businesses of Cymer and ASML, the possibility that the businesses of ASML and Cymer may suffer as a result of uncertainty surrounding the proposed transaction, the expected capacity and capability developments in EUV systems, the anticipated effect of this transaction on ASML’s earnings per share and EUV margins, the benefits of the DUV and IBP businesses and other risks associated with the development of EUV technology. The foregoing risk list of factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the businesses of ASML and Cymer described in the risk factors included in ASML’s Annual Report on Form 20-F and Cymer’s Annual Report on Form 10-K, Cymer’s Quarterly Reports on Form 10-Q, and other documents filed by ASML and Cymer from time to time with the SEC. The parties disclaim any obligation to update the forward-looking statements contained herein.

Important information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed Cymer transaction will be submitted to the stockholders of Cymer for their consideration. In connection with the proposed Cymer transaction, Cymer will file a proxy statement with the SEC and ASML will file a registration statement on Form F-4 with additional information concerning the transaction, including a proxy statement/prospectus. CYMER STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS CAREFULLY (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION. The proxy statement, the registration statement, ASML’s Annual Report on Form 20-F and ASML’s subsequent reports filed or furnished to the SEC and other documents containing other important information about Cymer and ASML filed or furnished to the SEC (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by ASML may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail at the following address: De Run 6501, 5504 DR, Veldhoven, The Netherlands, Attention: Manager Investor Relations.

Cymer and ASML and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Cymer’s directors and executive officers and their ownership of Cymer common stock is available in Cymer’s proxy statement for its 2012 meeting of stockholders, as filed with the SEC of Schedule 14A on April 11, 2012. Information about ASML’s directors and executive officers and their ownership of ASML ordinary shares is available in its Annual Report on Form 20-F for the year ended December 31, 2011 and will be available in the joint proxy statement/prospectus (when available). Other information regarding the interests of such individuals as well as information regarding Cymer’s and ASML’s directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

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17 October 2012

Business summary

Cymer merger agreement

Business environment

ASML technology status

Outlook

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17 October 2012

Business summary

Q3 results—highlights

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17 October 2012

• Net sales of € 1,229 million, 40 systems sold valued at

€ 1,000 million, net service and field option sales at € 229 million

• Gross margin of 43.2%

• Operating margin of 25.8%

• Net bookings of € 831 million, 33 systems

• Backlog at € 1,340 million, 48 systems

• Generated € 489 million cash from operations

Net bookings and backlog numbers are excluding EUV.

Total net sales M€

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17 October 2012

6000 5,651

Q4 net sales

guidance about

5000 1,211 € 1 billion

4,508

4000 3,768

1,521 1,459

Q1

955 2,954 1,229 Q2

Sales 3000

Q3

Net 934 494 1,176 Q4

1,529

2000 697 1,596 1,228

930 844 581 1,069

1000

555 1,452 1,252

949 919 277 742

0 183

2007 2008 2009 2010 2011 2012

Numbers have been rounded for readers’ convenience.

Net system sales breakdown in value: Q3 2012

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17 October 2012

Technology

KrF 15% I-Line 2%

ArF Immersion

83%

End-Use

Foundry

48% Memory 30%

IDM

22%

Region

Taiwan

23%

USA

27% Japan 7%

Europe 6%

Singapore 1%

China 1%

Korea

35%

Sales in Units

22
13
5

EUV ArF i ArFdry KrF I-Line

Numbers have been rounded for readers’ convenience.

Consolidated statements of operations M€

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17 October 2012

Q2 12 Q3 12 Includes

€12 million costs

Net sales 1,228 1,229 related to the

Gross profit 530 531 Co-investment

Gross margin % 43.2% 43.2% program

R&D costs 145 144

SG&A costs 55 70

Income from operations 331 317

Operating income % 27.0% 25.8%

Net income 292 275

Net income as a % of net sales 23.8% 22.4%

Earnings per share (basic) € 0.71 0.65

Numbers have been rounded for readers’ convenience.

Key financial trends 2011 – 2012

Consolidated statements of operations M€

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17 October 2012

Q3 11 Q4 11 Q1 12 Q2 12 Q3 12

Net sales 1,459 1,211 1,252 1,228 1,229

Gross profit 613 496 524 530 531

Gross margin % 42.1% 41.0% 41.8% 43.2% 43.2%

R&D costs 150 150 145 145 144

SG&A costs 56 56 55 55 70

Income from operations 407 290 324 331 317

Operating income % 27.9% 23.9% 25.8% 27.0% 25.8%

Net income 355 285 282 292 275

Net income as a % of net sales 24.4% 23.5% 22.5% 23.8% 22.4%

Units sold 55 41 52 44 40

ASP new systems 27.1 27.4 22.1 23.3 28.8

Net booking value 514 710 865 949 831

Numbers have been rounded for readers’ convenience.

Cash flows M€

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17 October 2012

Q2 12 Q3 12

Net income 292 275

Adjustments to reconcile net income to net cash flows

from operating activities:

Impairment and obsolescence 55 32

Depreciation and amortization 57 37

Deferred income taxes 1 25

Other non-cash items 5 6

Change in assets and liabilities(336) 114

Net cash provided by operating activities 74 489

Net cash used in investing activities(889)(240)

Net cash provided by (used in) financing activities(294) 3,022

Total FX effects 8(4)

Net increase (decrease) in cash and cash equivalents(1,101) 3,267

Numbers have been rounded for readers’ convenience.

Includes approx. € 3 billion net proceeds from share issuances to 2 customers related to the Co-investment program

Balance sheets M€

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17 October 2012

Assets Jul 1st, 2012 Sep 30st, 2012

Cash & cash equivalents and short-term investments 2,702 38% 6,159 58%

Accounts receivable, net 632 9% 327 3%

Finance receivables, net 122 2% 266 3%

Inventories, net 1,721 24% 1,920 18%

Other assets 526 7% 540 5%

Tax assets 187 2% 186 2%

Fixed assets 1,328 18% 1,190 11%

Total assets 7,218 100% 10,588 100%

Liabilities and shareholders’ equity

Current liabilities 2,075 29% 2,302 22%

Non-current liabilities 1,547 21% 1,380 13%

Shareholders’ equity 3,596 50% 6,906 65%

Total liabilities and shareholders’ equity 7,218 100% 10,588 100%

Numbers have been rounded for readers’ convenience.

Includes approx. € 3 billion received from 2 customers related to the Co-investment program

Bookings activity by sector, EUV not included

Total value M€ 831

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17 October 2012

Foundry

62%

Memory

27%

IDM

11%

Net booked

• 29 new tools at € 795 million

•	4 used tools at € 36 million

Memory bookings include evaluation tools converted into sales

Numbers have been rounded for readers’ convenience.

Backlog in value per Sep 30th, EUV not included

Total value M€ 1,340

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17 October 2012

Region

Technology(ship to location) USA 15%

KrF 23%

Japan 7%

Taiwan

I-Line 2% 38%

ArF dry 1% Singapore 7%

End-use

Europe 7%

ArF immersion Foundry

74% 39% Korea 22%

China 4%

IDM

24%

76% of backlog New Used Total

carry shipment NAND systems systems systems

dates in the next DRAM 19% Units 39 9 48

18%

6	months Value M€ 1,282 58 1,340

ASP M€ 32.9 6.4 27.9

Numbers have been rounded for readers’ convenience.

Share buy back to resume starting 18 October 2012

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17 October 2012

Millions

€ €

€ € € €

€ 200 400 600 800 1,000 1,200

0

2011 week 4

week 8

week 12

week 16

week 20 Cumulative

week 24

week 28

week 32 share

week 36

week 40 buy

week 44

week 48 back

week 52

2012 week 4 2011

week 8

-

week 12

week 16 2012

week 20

week 24

• ASML intends to complete the € 1,130 million share buy back program in Q4 with the remaining € 160 million

• In addition 2.2 million shares will be purchased to cover outstanding employee stock and stock option plans

Update of the Customer Co-investment program

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17 October 2012

ASML received approval from shareholders

Intel, TSMC and Samsung agreed to contribute € 1.38 billion over

5 years to ASML’s R&D aimed at accelerating EUV lithography and

450mm lithography development

ASML received € 3.02 billion for issuing shares to Intel and Samsung and expects to receive € 838 million from TSMC on October 31

• This cash will be returned to shareholders via a Synthetic Buyback later this year

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17 October 2012

Cymer merger agreement

ASML signs merger agreement with Cymer solidifying EUV roadmap

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17 October 2012

EUV is the way forward for the semiconductor industry. The industry is looking to ASML and source suppliers to provide an economically viable EUV solution

Merging ASML and Cymer:

Will improve our capabilities to bring new technologies to our customers

Provides significant gains in time and costs by making technology development more efficient

Simplifies the supply chain

Simplifies the integration and manufacturing flow of EUV modules

Creates synergies that provide value for customers and shareholders in combining service businesses

Transaction details

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17 October 2012

ASML has made a public cash-and-share offer to purchase Cymer, valuing the company at approx. € 1.95 billion

Each Cymer share holder to receive US$ 20 in cash and 1.1502 ASML shares per Cymer share

Offer is for all of Cymer’s operations, assets and liabilities

Transaction is conditional upon Cymer shareholder approval and regulatory approvals

Transaction is expected to be accretive to ASML’s EPS in the second year after closing (excl. non-cash purchase price accounting adjustments)

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17 October 2012

Business environment

Business environment

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17 October 2012

ASML’s Q4 revenue level is expected at € 1 billion reflecting:

Stable demand from the Logic sector (Foundry + IDM)

Very low demand from the memory sector

Entering 2013 we see sustained demand from Logic sector:

28 nm node strategic build-up to a worldwide capacity of 300,000 wafer starts per month in foundries to be reached by mid 2013

22 nm node ramp in foundries to start in H2 2013

14 nm MPU ramp

Spending by memory customers is expected to remain subdued in the next 2 quarters

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17 October 2012

ASML technology status

EUV status

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17 October 2012

NXE:3100 systems at customer sites have exposed more than 23,000 wafers with good overlay and imaging enabling semiconductor device recipe development

NXE:3300 meets customer requirements for overlay and imaging:

Overlay down to 1.3 nm

Imaging 16 nm structures (half pitch) and 20 nm contact holes

After demonstrating 50 watt source power at the supplier, we have now proven 30 watt reliable source performance potential under production conditions, enabling a productivity of 18 wafers per hour

Targeting 69 wafers per hour to be achieved in 2014

NXE:3100 learning accelerates NXE:3300 integration

High resolution NXE:3300 images 2 weeks after first light

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17 October 2012

First exposure 250 nm 27 nm 20 nm 16 nm small field

July 16 2010 August 26 September 26 February 2012 February 2012

NXE:3100 setup and optimisation: 2 months Further R&D enabled

First exposure 25 nm 22 nm 18 nm 16 nm

June 20 2012 July 4 August 25 August 25 September 15

NXE:3300B first image optimisation Further R&D enabled

EUV enables single exposure 14 nm node

First NXE:3300B exposures at ASML

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17 October 2012

EUV imaging

• Single exposure without OPC already shows good resemblance between reticle and wafer layout

• Equivalent exposure with ArF immersion can only be done using multiple patterning

• Immersion to EUV overlay measured at 4.3 nm

99.7%F

10 nm x: 4.2 nm

y: 4.3 nm

NXE:3300B integration status today

7 machines in build-up for shipment

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17 October 2012

System 1:

Ongoing buildup

Development tool

System 7:

System 2: Reliability testing

Ongoing buildup

System 6:

System 3: System 5: Reliability testing

Ongoing buildup System 4: Availability testing

Source setup

Integration towards shipment

EUV status – orders and deliveries

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17 October 2012

We plan to ship 11 NXE:3300B EUV systems in 2013, contributing

€ 700 million in revenues

We have in addition commitments for 4 volume production tools to ship in 2014

We expect another 4 to 8 commitments for NXE:3300 within the next 6 months

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17 October 2012

Outlook

Q4 Outlook

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17 October 2012

• Net sales around € 1 billion

• Gross margin about 41%

• R&D costs at € 155 million

• SG&A costs at € 64 million

ASML on track for H2 2012 sales of € 2.2 billion